Ad Hoc Release acc. to 15 WpHG

For Immediate Release

GPC Biotech and Pharmion Announce Positive Results

from the Satraplatin Pivotal Phase 3 Trial

and Achievement of the Progression-Free Survival Endpoint

  40% Reduction in Risk of Disease Progression Seen with Satraplatin Compared to Control
  Highly Statistically Significant Results Seen for Progression-Free Survival (p<0.00001)
  U.S. Regulatory Submission Expected by Year-End 2006, European Filing in H1 2007

Martinsried/Munich (Germany), Waltham, Mass., Princeton, N.J. and Boulder, Colo., September 24, 2006 -- GPC Biotech AG (Frankfurt Stock Exchange: GPC; TecDAX index; NASDAQ: GPCB) and Pharmion Corporation (NASDAQ: PHRM) today announced positive topline results for the double-blinded, randomized satraplatin Phase 3 registrational trial, the SPARC trial (Satraplatin and Prednisone Against Refractory Cancer). The trial is evaluating satraplatin plus prednisone versus placebo plus prednisone as a second-line treatment in 950 patients with hormone-refractory prostate cancer (HRPC). The study data show that the results for progression-free survival (PFS) are highly statistically significant (p<0.00001) using the protocol-specified log-rank test. PFS is the primary endpoint for submission for accelerated approval in the U.S. and will also serve as the primary basis for a Marketing Authorization Application (MAA) in Europe.

Using the protocol-specified hazard ratio, which measured the overall risk of disease progression, patients in the SPARC trial who received satraplatin plus prednisone had a 40% reduction in the risk of disease progression (hazard ratio of 0.6; 95% Confidence Interval: 0.5-0.7) compared with patients who received prednisone plus placebo. The improvement seen in progression-free survival by patients treated with satraplatin increased over time. Progression-free survival at the median (50th percentile) demonstrated a 13% improvement in patients who received satraplatin plus prednisone (11 weeks) compared to patients who received prednisone plus placebo (9.7 weeks). Progression-free survival at the 75th percentile showed an 89% improvement for patients in the satraplatin arm (36 weeks) versus patients in the placebo arm (19 weeks). At 6 months, 30% of patients in the satraplatin arm had not progressed, compared to 17% of patients in the control arm. At 12 months, 16% of patients who received satraplatin had not progressed, compared to 7% of patients in the control arm. All of these analyses were conducted on an intent-to-treat basis.

The improvement in PFS in the satraplatin arm was not affected by the type of prior chemotherapy; in particular, the improvement was seen equally for patients who had received prior Taxotere® (docetaxel), as well as those who received other types of chemotherapy treatments. All disease progression events were adjudicated by an independent expert review committee of medical oncologists and radiologists. The vast majority of progression events were based on radiological progressions and pain progressions.

In accordance with the recommendation of the independent Data Monitoring Board for the SPARC trial, patients who have not progressed will continue to be treated, and all patients will be followed for overall survival. With approximately half of the patients from the trial still alive, the companies currently expect to have final overall survival results in the fall of 2007, rather than the previously communicated mid-2007.

As anticipated, the most common adverse reactions consisted of myelosuppression (bone marrow functions, such as lowered platelet count or lowered white blood cell count) and gastrointestinal events, such as nausea, vomiting and diarrhea. These adverse reactions were mostly mild to moderate in severity.

GPC Biotech intends to move forward with the U.S. Food and Drug Administration (FDA) with the goal of completing the submission of the rolling New Drug Application (NDA) by the end of 2006 for approval to market satraplatin. Pharmion Corporation intends to file an MAA to the European Medicines Agency (EMEA) in the first half of 2007.

Conference Calls Scheduled

Separate conference calls are planned for GPC Biotech at 8:00 a.m. and for Pharmion Corporation at 8:30 a.m. (both times Eastern), to which participants may listen via live webcast, accessible through each company's Web site at www.pharmion.com, www.gpc-biotech.com, or via telephone. Details, including dial-in numbers, will be provided in separate announcements.

- END OF AD HOC ANNOUNCEMENT-

This ad hoc release contains forward-looking statements, which express the current beliefs and expectations of the management of GPC Biotech AG and Pharmion Corporation, including summary statements relating to top line results of the SPARC trial and summary statements relating to the potential efficacy and safety profile of satraplatin. Such statements are based on current expectations and are subject to risks and uncertainties, many of which are beyond our control, that could cause future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Actual results could differ materially depending on a number of factors, and we caution investors not to place undue reliance on the forward-looking statements contained in this ad hoc release. In particular, there can be no guarantee that topline results from the clinical trial discussed in this ad hoc release will be confirmed upon full analysis of the results of the trial and additional information relating to the safety, efficacy or tolerability of satraplatin may be discovered upon further analysis of data from the SPARC trial or analysis of additional data from other ongoing clinical trials for satraplatin. Furthermore, even if these topline results are confirmed upon full analysis of the trial, we cannot guarantee that satraplatin will be approved for marketing in a timely manner, if at all, by regulatory authorities nor that, if marketed, satraplatin will be a successful commercial product. We direct you to GPC Biotech's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, Pharmion's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, its most recent filings on Form 10-Q and other reports filed with the U.S. Securities and Exchange Commission for additional details on the important factors that may affect the future results, performance and achievements of either Pharmion or GPC Biotech. Forward-looking statements speak only as of the date on which they are made and neither Pharmion nor GPC Biotech undertakes any obligation to update these forward-looking statements, even if new information becomes available in the future.

The scientific information discussed in this ad hoc release related to satraplatin is preliminary and investigative. Satraplatin has not yet been approved by the FDA in the U.S., the EMEA in Europe or any other regulatory authority and no conclusions can or should be drawn regarding its safety or effectiveness. Only the relevant regulatory authorities can determine whether satraplatin is safe and effective for the use(s) being investigated.

Taxotere® (docetaxel) is a registered trademark of Aventis Pharma S.A.

For further information, please contact:

GPC Biotech AG

Martin Braendle

Director, Investor Relations & Corporate Communications

Phone: +49 (0)89 8565-2693

ir@gpc-biotech.com

In the U.S.: Laurie Doyle

Director, Investor Relations & Corporate Communications

Phone: +1 781 890 9007 X267 or +1 609 524 1000

usinvestors@gpc-biotech.com

Pharmion Corporation

Breanna Burkart/Anna Sussman

Directors, Investor Relations and Corporate Communications

Phone: 720.564.9150

ir@pharmion.com

Additional Media Contacts for GPC Biotech:

In Europe:

Maitland Noonan Russo

Brian Hudspith

Phone: +44 (0)20 7379 5151

bhudspith@maitland.co.uk

In the U.S.:

Noonan Russo

David Schull

Phone: +1 858 546-4810

david.schull@eurorscg.com

Additional Media Contacts for Pharmion:

In the U.S.:

Manning Selvage & Lee

Kelly McKenna

Phone: +1 415 293 2808

kelly.mckenna@mslpr.com

In Europe:

ACH & Asociados

Almudena Aguado

Phone: +34 (0)91 745 48 00

almudena.aguado@ach.es